UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pixilated LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Maryland

    Date of organization
    January 5, 2012

Physical address of issuer
3200 James Street, Baltimore, MD 21230

Website of issuer
www.pixilated.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$118,894.03	$239,251.46
Cash & Cash Equivalents	$39,677.31	$127,950.46
Accounts Receivable	$50,481.42	$70,267.20
Short-term Debt	$48,952.18	$85,101.86
Long-term Debt	$274,264.76	$189,812.81
Revenues/Sales	$755,421.45	$694,505.15
Cost of Goods Sold	$125,255.44	$194,878.08
Taxes Paid	$0.00	$0.00
Net Income	-$11,015.94	-$424,344.50

April 30, 2019

FORM C-AR

Pixilated LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "*Form C-AR*") is being furnished by Pixilated LLC, a Maryland limited liability company (the "*Company*," or "*Pixilated*", as well as references to "*we*", "*us*", or "*our*") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("*SEC*").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.pixilated.com **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect,"

"project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pixilated LLC ("***Pixilated***" or the "***Company***") is a Maryland limited liability company, formed on January 5, 2012. The Company was formerly known as Pixilated Photobooth.

The Company is located at 3200 James Street, Baltimore, MD 21230.

The Company's website is www.pixilated.com.

The information available on or through our website is not a part of this Form C-AR. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-AR.

The Business
Our software platform enables brands to deliver engaging experiences through a simple photo booth interface that captures user data and connects their offline audience to their online marketing strategy. We charge an upfront hardware purchase fee and a subscription fee for our cloud services which our clients pay monthly.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our photo marketing software is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing photo marketing software and thus may be better equipped than us to develop and commercialize photo marketing software. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our photo marketing software will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in

demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Patrick Rife (CVO), and Nicolas China (CEO). The Company has or intends to enter into employment agreements with Patrick Rife, and Nicolas China although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Patrick Rife, and Nicolas China or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop

substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Patrick Rife, and Nicolas China in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Patrick Rife, and Nicolas China die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our

financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.
The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our marketing software is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our PixiCloud is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our

competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute photos and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative

partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large

indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We will rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we will rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We will also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan

BUSINESS

Description of the Business

Our software platform enables brands to deliver engaging experiences through a simple photo booth interface that captures user data and connects their offline audience to their online marketing strategy. We charge an upfront hardware purchase fee and a subscription fee for our cloud services which our clients pay monthly.

History of the Business and Business Plan

Pixilated has developed its own software to serve its growing Business-to-Business client base, and to streamline its existing events operation. Our flagship product, PixiCloud launched in the fall of 2017. Pixilated fits into the fold as a lower cost cloud-based option that is user-driven yet can still produce high-quality branded photos that are delivered in real-time. Our mobile app is built on Android, allowing for wider adoption, lower cost hardware options, and ease-of-use mobile operating system.

Pixilated is targeting top national brands and mid-market regional brands who are spending heavily in the brand activation space. More specifically, we target brand marketers focused on events and entertainment that rely on lead capture as part of a customer acquisition and retention strategy. Pixilated's sales and marketing strategy is built around:

1) **Outside sales**: Presenting to organizations' marketing teams through targeted prospecting and lead qualification processes,
2) **Inbound Marketing:** SEO, SEM, Display and Social Ads, Content Marketing,
3) **Email Marketing**: Building our lists through our connected photo kiosks and an opt-in on screen – producing new leads with each photo we take, and
4) **Trade Shows & Local Events**: Get in front of the right buyers to educate and fill the lead funnel for the outside sales team.

The Company's Products and/or Services

Product / Service	Description	Current Market
The PixiTAB of Pixi (Formally known as "Pixi photo kiosk") & Pixi Cloud software	The PixiTAB is a photo booth kiosk for venues and events that can be leveraged by brands to reach their audience. With a billboard-style display, our photo kiosks attract people to take photos that are instantly branded and delivered to the user by email or text message. Powered by our Pixi Cloud, the entire experience can be customized to look, sound, and feel like the brand; including graphic vinyl wraps, UI screens, photo filters, and even the messaging that accompanies the photo delivered to the user's phone. The user's email and phone number are captured and can be used for marketing purposes. Pixi Cloud integrates with email marketing platforms like Mailchimp and CRM systems to generate leads and enable customer retention.	Pixilated is targeting top national brands and mid-market regional brands who are spending heavily in the Brand Activation space. As photography technologies, marketing automation, and IoT continue to evolve at a rapid rate, Pixilated is in a position to capitalize on the growing opportunity.

We have no new products in development.

We offer our services directly to business customers through a combination of inbound and outbound marketing and sales. Our inbound strategies include email marketing, social media advertising, both paid and organic, SEO, and local events. Our outbound sales strategy is based around building a focused sales team and a rigid set of processes to prospect, qualify leads, set up demos, and generate proposals. We offer the PixiTAB as a single use daily rental as well as a hard sale with a monthly license fee.

Competition
The Company's primary competitors are Simple Booth and Bosco.

The industry landscape for Business-to-Business photo marketing is quite fragmented from a technology point of view and is currently dominated by experiential marketing agencies. On the other hand, most photo booth companies are Business-to-Consumer focused, targeting weddings and parties. We've identified Bosco and Simple Booth as the best-in-class companies that specialize in the Business-to-Business photo marketing space with a "photo booth" platform. Most other photo companies in this niche are mom-and-pops and use third party technology. Bosco is a high-cost, high-quality, and high-tech solution, producing custom experiences with an agency-like approach. Simple Booth is most like Pixilated in its approach, creating a cloud-based software built to scale. However, Simple Booth is built on iOS. Pixilated fits into the fold as a lower cost cloud-based option that is user-driven yet can still produce high-quality branded photos and deliver in real-time.

Customer Base
Pixilated is targeting top national brands and mid-market brands who are spending heavily in the brand activation space.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4779019	IC 009. US 021 023 026 036 038. G & S: portable photography equipment, namely, open air photography and/or videography booths for taking of pictures and/or videos. FIRST USE: 20140731. FIRST USE IN COMMERCE: 20140819	PIXILATED	October 2, 2014	July 21, 2015	USA
4738969	IC 041. US 100 101 107. G & S: entertainment services, namely, rental of portable, open air photography and/or videography booths for taking of pictures and/or videos. FIRST USE: 20140601. FIRST USE IN COMMERCE: 20140601	PIXILATED	October 2, 2014	May 19, 2015	USA

Governmental/Regulatory Approval and Compliance
The Company is not subject to any government or regulatory approval.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 3200 James Street, Baltimore, MD 21230

The Company has additional addresses in Virginia, Pennsylvania, Washington DC.

DIRECTORS, OFFICERS AND EMPLOYEES

Managers
The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Nicolas China

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Executive Officer & Co-founder, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsibilities include company strategy, operations oversight, product development and management of team.

Education
Wake Forest University, Winston-Salem, NC – Bachelor of Arts, Studio Art: Sculpture and Photography, May 2006

_____

Name
Patrick Rife

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Visionary Officer & Co-founder, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsibilities include marketing strategy, business development, sales management and company culture.

Education
University of Maryland Baltimore County (UMBC), Baltimore, MD – Bachelor of Arts, Art History, May 2010

_____
Name
Jeffrey Kurtzman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, October 2016 to Present. As a Manager of Pixilated, Mr. Kurtzman attends quarterly board meetings and has regular correspondence with the Company's officers and directors. However, Mr. Kurtzman is not engaged in the Company's day-to-day operations.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mr. Kurtzman has also served as a Managing Director at Evergreen Advisors from November 2017 to Present, a Board Member of Baltimore Angels from February 2016 to Present, a Co-Founder at Better World Books from December 2002 to Present, a Co-Founder & Managing Partner at Mavin Ventures from May 2016 to Present, and an advisor to b.well Connected Health from March 2017 to Present.

Education
University of Notre Dame, Bachelor of Business Administration, Finance and Business Economics, Double Major in Computer Applications, 2001

_____

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Nicolas China

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Executive Officer & Co-founder, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsibilities include company strategy, operations oversight, product development and management of team.

Education
Wake Forest University, Winston-Salem, NC – Bachelor of Arts, Studio Art: Sculpture and Photography, May 2006
_____

Name
Patrick Rife

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Visionary Officer & Co-founder, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsibilities include marketing strategy, business development, sales management and company culture.

Education
University of Maryland Baltimore County (UMBC), Baltimore, MD – Bachelor of Arts, Art History, May 2010
_____

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees located in the state of Maryland.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue two classes of units, common units ("***Common Units***") and preferred membership interest units ("***Preferred Membership Interest Units***"), pursuant to its Amended and Restated Operating Agreement of Pixilated, LLC (the ("***Company Operating Agreement***"), dated January 27, 2017.

The Company Operating Agreement, which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold. The Company is a member-managed limited liability company and is controlled by three (3) managing members (the "***Board of Managers***").

The following is summary of the rights of our Common Units and Preferred Membership Interest Units as provided in our Company Operating Agreement.

Common Units

     Voting Rights

Except in cases where holders of Preferred Units (the "***Preferred Members***") have certain pre-emptive rights, whenever any matter or decision requires the consent of the Preferred Members or the holders of Common Units (the "***Common Members***"), such matter shall require the affirmative written (or email) consent of the holders of a majority of the Preferred Units or Common Units, issued and outstanding at the time of such decision.

     Rights to Distributions

The Company's Board of Managers has sole discretion regarding the amounts and timing of distributions to members, including to decide to forego payment of distributions in order to provide for the retention and establishment of reserves or, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company. On April 1, June 1, September 1, and December 1 of each fiscal year, each member will receive an amount equal to their respective tax amount (the "***Tax Distribution***"). After making all Tax Distributions, all distributions determined to be made by the Board of Managers will be made first to Preferred Members pro rata in proportion to their holdings of Preferred Units owned by the members at the time of such distribution.

Second, in the event of a sale, exchange, refinancing, or other disposition of all or substantially all of the assets of the Company, other than assets sold in the ordinary course of business of the Company, such amounts are distributed to Members pro rata in proportion to and to the extent of their respective positive capital account balances until the capital accounts of all Members are reduced to zero.

Third, any remaining amounts are distributed to the members holding Common Units and Preferred Units pro rata in proportion to their aggregate holdings of Common Units and Preferred Units treated as one class of Units.

     Allocation of Profits and Losses

Profits and losses for any period shall be allocated among the members such that the ending capital account of each member, immediately after giving effect to such allocations, is, as nearly as possible, equal to (i) the amount of the distributions that would be made to such member if (A) the Company were dissolved and terminated at the end of such period, (B) its affairs were wound up and each asset on hand at the end of such period was sold for cash equal to its agreed value, (C) all liabilities of the Company were satisfied (limited with respect to each nonrecourse liability to the agreed value of the assets securing such liability) and (D) the net assets of the Company were distributed to the members in accordance with a termination of the Company, minus (ii) such member's share of "Company Minimum Gain" and "Member Nonrecourse Debt Minimum Gain," as their meanings are set forth in Treasury Regulations § 1.704-2, in each case computed immediately prior to such hypothetical sale of assets.

     Right to Receive Liquidation Distributions

After taking into account the deemed sale of the Company assets, the liquidator shall distribute all proceeds from liquidation first, to creditors (including members) of the Company in satisfaction of the liabilities of the Company, whether by payment or the making of reasonable provision for payment thereof, including provision for contingent liabilities; and thereafter, to Preferred members pro rata in proportion to their holdings of Preferred Units until distributions reach the amount equal to the excess, if any, of (a) the aggregate cumulative return with respect to the unreturned capital of such Preferred Member from time to time computed at the rate of ten percent (10.0%) per annum, compounded annually, accrued on such Preferred Unit as of such time, over (b) the aggregate amount of all distributions made by the Company in respect of such Preferred Unit in respect of all Preferred Units owned by the members as of the time of such distribution.

Second, to Members pro rata in proportion to and to the extent of their respective positive capital account balances until the capital accounts of all members are reduced to zero.

Third, any remaining amounts will be distributed to the members holding Common Units and Preferred Units pro rata in proportion to their aggregate holdings of Common Units and Preferred Units treated as one class of units.

Rights and Preferences
Common Members do not have any pre-emptive rights or preferences.

Preferred Membership Interest Units

Voting Rights
Except in cases where Preferred Members have certain pre-emptive rights, whenever any matter or decision requires the consent of the Preferred Members of the Common Members, such matter shall require the affirmative written (or email) consent of the holders of a majority of the Preferred Units or Common Units, issued and outstanding at the time of such decision.

Rights to Distributions
The Company's Board of Managers has sole discretion regarding the amounts and timing of distributions to members, including to decide to forego payment of distributions in order to provide for the retention and establishment of reserves or, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company. On April 1, June 1, September 1, and December 1 of each fiscal year, each member will receive an amount equal to their respective tax amount (the "Tax Distribution"). After making all Tax Distributions, all distributions determined to be made by the Board of Managers will be made first to Preferred Members pro rata in proportion to their holdings of Preferred Units owned by the members at the time of such distribution.

Second, in the event of a sale, exchange, refinancing, or other disposition of all or substantially all of the assets of the Company, other than assets sold in the ordinary course of business of the Company, such amounts are distributed to members pro rata in proportion to and to the extent of their respective positive capital account balances until the capital accounts of all Members are reduced to zero.

Third, any remaining amounts are distributed to the members holding Common Units and Preferred Units pro rata in proportion to their aggregate holdings of Common Units and Preferred Units treated as one class of Units.

Allocation of Profits and Losses
Profits and losses for any period shall be allocated among the Members such that the ending capital account of each member, immediately after giving effect to such allocations, is, as nearly as possible, equal to (i) the amount of the distributions that would be made to such Member if (A) the Company were dissolved and terminated at the end of such period, (B) its affairs were wound up and each asset on hand at the end of such period was sold for cash equal to its agreed value, (C) all liabilities of the Company were satisfied (limited with respect to each nonrecourse liability to the agreed value of the assets securing such liability) and (D) the net assets of the Company were distributed to the Members in accordance with a termination of the Company, minus (ii) such Member's share of "Company Minimum Gain" and "Member Nonrecourse

Debt Minimum Gain," as their meanings are set forth in Treasury Regulations § 1.704-2, in each case computed immediately prior to such hypothetical sale of assets.

Right to Receive Liquidation Distributions

After taking into account the deemed sale of the Company assets, the liquidator shall distribute all proceeds from liquidation first, to creditors (including Members) of the Company in satisfaction of the liabilities of the Company, whether by payment or the making of reasonable provision for payment thereof, including provision for contingent liabilities; and thereafter, to Preferred Interest Unit Members pro rata in proportion to their holdings of Preferred Membership Interest Units until distributions reach the amount equal to the excess, if any, of (a) the aggregate cumulative return with respect to the unreturned capital of such Preferred Member from time to time computed at the rate of ten percent (10%) per annum, compounded annually, accrued on such Preferred Unit as of such time, over (b) the aggregate amount of all distributions made by the Company in respect of such Preferred Unit in respect of all Preferred Units owned by the Members as of the time of such distribution.

Second, to Members pro rata in proportion to and to the extent of their respective positive capital account balances until the capital accounts of all members are reduced to zero.

Third, any remaining amounts will be distributed to the Members holding Common Units and Preferred Membership Interest Units pro rata in proportion to their aggregate holdings of Common Units and Preferred Units treated as one class of units.

Rights and Preferences

Preferred Members retain certain "drag along" and "tag along" rights as well as a right of first refusal for any transfer of a Member's units. In addition, each Preferred Member holds the right to receive notice of and to purchase its pro rata portion of any new securities that the Company may from time to time propose to issue or sell to any party.

The Company has issued the following outstanding securities:

The Company has issued Common Units and Preferred Membership Interest Units representing equity stakes in the Company. The Company has issued 700,000 Common Units and 300,000 Preferred Membership Interest Units, respectively.

Pursuant to the Company Operating Agreement, Nicolas China was issued 350,000 Common Units and Patrick Rife has been issued 350,000 Common Units.

On January 27, 2018, pursuant to Rule 506(b) of Regulation D of the Securities Act of 1933, as amended, Headliner Ventures – PIXI, LLC purchased 300,000 Preferred Membership Interest Units at a purchase price of $1.67 per Unit, for aggregate proceeds of $500,000.00. The Company used the proceeds of this issuance for software development and expansion.

In addition to these securities which have already been issued, the Company plans to allocate 111,111 Common Units to an option plan for issuance to key employees and advisors in the future. The issuance of Common Units pursuant to this future option plan will dilute existing ownership.

Furthermore, on April 8, 2019, a single investor made an investment in the amount of $50,000.00, as part of a total investment of $100,000 in the Company (the "***Pending Investment***"). A preliminary Agreement sets forth that the investor shall receive the highest class of equity then existing in the Company at a valuation of $1.75 million, and that the investor shall receive a 10% cumulative dividend. No definitive agreement has been finalized nor executed by the parties on the date of this Form C-AR. The Company intends to allocate the proceeds of this offering to create two new positions; a new Digital Marketer will help us grow our website traffic to generate more online sales and sign-ups and a new Operations hire will help us scale up our current systems to be able to support our growing base of customers. The Company relies on Rule 506(b) of Regulation D of the Securities Act of 1933, as amended.

Crowd Notes

On July 30, 2018 (the "***Date of Issuance***"), the Company closed its Regulation Crowdfunding Offering through the intermediary First Democracy VC. In this offering of securities pursuant to Regulation Crowdfunding, Section 4(a)(6) of the Securities Act of 1933, as amended, the Company issued 59,227 "***Crowd Note Units***" for $1.00 per security (where the "***Purchase Price***" means the $1.00 times the number of Crowd Note Units purchased by purchaser). The Company raised an aggregate of $59,227.00 from 190 Crowd Note purchasers in this offering. Additionally, First Democracy VC received a number of Crowd Note Units of the issuer equal to two percent (2%) of the total number of Crowd Notes Units sold by the issuer. The proceeds of this offering were allocated for future wages, equipment purchases, general working capital and intermediary fees.

Pursuant to the terms of the Crowd Notes, the securities will convert in the following circumstances:

Conversion

Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"***Qualified Equity Financing***" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics

Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

"***Conversion Units***" shall mean with respect to a conversion pursuant to Section 2, the Company's Preferred Units issued in the Qualified Equity Financing.

"***Conversion Price***" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization, as defined in the Crowd Note, immediately prior to the closing of the Qualified Equity Financing.

"***Discount***" means 20.0%.

"***Major Investor***" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**_Outstanding Principal_**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Simple interest shall accrue on the Purchase Price at the Interest Rate until the Qualified Equity Financing or Corporate Transaction, whichever is sooner

"**_Valuation Cap_**" means $3,000,000.00.

Corporate Transaction
    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, at the Company's option, the Investor shall receive the higher value received by either:
        i.   Issuing Units of common stock at a conversion price equal to the quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization, as defined in the Crowd Note, immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or
        ii.   Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Notes into Conversion Units pursuant to the Qualified Equity Financing Conversion terms above.

"**_Corporate Transaction_**" shall mean:
    i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of member units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the member units of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
    iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**_Corporate Transaction Payment_**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

"**_Shadow Series_**" shall mean a series of the Company's Preferred Units that is identical in all respects to the Preferred Unit issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Termination
The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Notes into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the holders of Crowd Notes may not transfer the Crowd Notes or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the member units into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting, Control & Other Material Terms
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into member units of the Company, the Intermediary will have the right to vote on behalf of the holders of Crowd Notes.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

The Crowd Notes do not have anti-dilution rights.

Restrictions on Transfer
Any Crowd Notes sold pursuant to Regulation CF may not be transferred by any purchaser of such Crowd Note during the one-year holding period beginning when the securities were issued, unless such securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Crowd Note holder or the equivalent, to a trust controlled by the Crowd Note holder, to a trust created for the benefit of a member of the family of the of Crowd Note holder or the equivalent, or in connection with the death or divorce of the Crowd Note holder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Crowd Notes, you may not be able to find another party willing to purchase them. In addition to the foregoing restrictions, prior to making any transfer of the Crowd Notes or any securities into which they are convertible, such transferring Crowd Note holder must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Crowd Note holder may not transfer the Crowd Notes or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Ownership
The Company is owned by Nicolas China (35.0%), Patrick Rife (35.0%) and Headliner Ventures (30.0%). Nicolas China and Patrick Rife are co-founders, and Headliner Ventures-PIXI, LLC is a Growth Equity Firm managed by Jeffrey Kurtzman.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Nicolas China	35.0%
Patrick Rife	35.0%
Headliner Ventures-PIXI, LLC	30.0%

Debt

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Howard Bank
Amount outstanding	$5,250.00
Interest rate and payment schedule	The interest rate for this loan fluctuates at a rate equal to the "Prime Rate" plus 2.75% as published in the Wall Street Journal (Eastern Addition)
Payment schedule	60 months
Describe any collateral or security	Founders' personal guarantee
Maturity date	September 1, 2024
Other material terms	SBA Loan

Type of debt	Bank loan
Name of creditor	Fundation
Amount outstanding	$39,972.63
Interest rate and payment schedule	10.49% paid bi-weekly
Payment schedule	24 month
Describe any collateral or security	Personal guarantee provided by Nicolas China
Maturity date	January 16, 2018
Other material terms	

Type of debt	Vehicle Loan
Name of creditor	TD Bank
Amount outstanding	$15,363.74
Interest rate and payment schedule	5.04% paid monthly ($374.10/month)
Payment schedule	72 months
Describe any collateral or security	Chevrolet Express
Maturity date	January 10, 2023
Other material terms	

Type of debt	Vehicle Loan
Name of creditor	Bank of America
Amount outstanding	$25,585.82
Interest rate and payment schedule	4.89% paid monthly ($591.98/month)
Payment schedule	75 months
Describe any collateral or security	Chevrolet Traverse
Maturity date	April 13, 2023
Other material terms	

Type of debt	Vehicle Loan
Name of creditor	Ally Bank
Amount outstanding	$15,017.02
Interest rate and payment schedule	8.64% paid monthly ($424.37/month)
Payment schedule	75 months
Describe any collateral or security	Vehicle (Subaru Outback)
Maturity date	September 27, 2022
Other material terms	

Type of debt	Loan
Name of creditor	Joel Rife
Amount outstanding	$41,666.67
Interest rate and payment schedule	10% paid monthly starting July 1, 2018
Payment schedule	24 months
Describe any collateral or security	Personal guarantee provided by Patrick Rife
Maturity date	June 1, 2020
Other material terms	

Type of debt	Loan
Name of creditor	Kabbage
Amount outstanding	$26,500.00
Interest rate and payment schedule	7,750 paid monthly starting August 23, 2018 7,000 paid monthly starting February 23, 2018
Payment schedule	12 months
Describe any collateral or security	Personal guarantees provided by Patrick Rife and Nicolas China (the Managers)
Maturity date	July 23, 2019
Other material terms	

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company incurred net operating expenses of $641,081.95 and $769,656.66 for the years ended December 31, 2018 and 2017, respectively. In 2017, the Company generated $499,827.07 in gross profit, resulting in a net operating loss of $269,829.59. In 2018, the Company generated $630,166.01 in gross profit, resulting in a net operating loss of $10,915.94.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $602,164.60 and $715,413.29 for the years ended December 31, 2018 and 2017, respectively.

Advertising
The Company expenses the cost of advertising as incurred and aggregated $38,917.35 and $54,243.37 for the years ended December 31, 2018 and 2017, respectively.

Liquidity and Capital Resources

The Company expects to reach profitability in the next 6 to 9 months. We currently have $55,000 in cash on hand. The Company expects an additional source of capital in the next month, as a Pending Investment is currently being finalized. See 'CAPITALIZATION AND OWNERSHIP' above.

The Company's monthly burn rate of $10,000 per month.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20.0%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Joel Rife
Relationship to the Company	Joel is the father of Patrick Rife, a Co-Founder and 35% owner of the Company.
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Joel loaned Pixilated $50,000.00 to be paid back monthly over a two-year period at 10% interest. The loan repayments begin on July 1, 2018.
Benefits or compensation received by Company	Pixilated received the loan proceeds of $50,000.00.
Description of the transaction	Pixilated received a loan from Joel Rife, Patrick Rife's father.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Crowdfunding offering that closed on July 30, 2018 was the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Nicolas China, certify that the financial statements of Pixilated LLC included in this Form are true complete in all material respects.

/s/Nicolas China
(Signature)

Nicolas China
(Name)

Chief Executive Officer and Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicolas China
(Signature)

Nicolas China
(Name)

Chief Executive Officer and Manager
(Title)

April 30, 2019
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Patrick Rife
_____
(Signature)

Patrick Rife
_____
(Name)

Chief Visionary Officer and Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Patrick Rife
_____
(Signature)

Patrick Rife
_____
(Name)

Chief Visionary Officer and Manager
_____
(Title)

April 30, 2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jeffrey Kurtzman
(Signature)

Jeffrey Kurtzman
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeffrey Kurtzman
(Signature)

Jeffrey Kurtzman
(Name)

Manager
(Title)

April 30, 2019
(Date)

EXHIBITS
Exhibit A   Financial Statements

Exhibit A
Financial Statements

Pixilated

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk (2807)	38,073.87
Howard Bank - Checking	1,603.44
Total Bank Accounts	**$39,677.31**
Accounts Receivable	
Accounts Receivable	50,481.42
Total Accounts Receivable	**$50,481.42**
Other urrent A et	
Undeposited Funds	1,914.15
Total Other Current Assets	**$1,914.15**
Total Current Assets	**$92,072.88**
Fixed Assets	
Accumulated Depreciation	-64,066.00
Fixed Assets	5,094.00
Vehicles	85,793.15
Total Fixed Assets	**$26,821.15**
TOTAL ASSETS	**$118,894.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Amex	2,802.47
Bank fo America 8758	0.00
Southwest Credit Card	**33,602.11**
Total Credit Cards	**$36,404.58**
Other Current Liabilities	
Comptroller of Maryland Payable	1,663 38
Direct Deposit Payable	0.00
Office of Tax and Revenue Payable	91.89
Payroll Liabilities	**10,679.23**
Pennsylvania Payable	38.92
Virginia Department of axation Payable	74 18
Total Other Current Liabilities	**$12,547.60**
Total Current Liabilities	**$48,952.18**
Long-Term Liabilities	
Crowd Funding	54,081.11

	TOTAL
Express - TD Loan - 374.10	16,563.24
Fundation Loan	56,755.47
Howard Bank - Line of credit	0.00
Howard Bank - Term Loan	8,250.00
Kabbage Loan	45, 50 00
Loan - Rife	50,000.00
Loan Outback $424.37	16,261.89
Traverse BOA Loan 583.05	27,103.05
Total Long-Term Liabilities	**$274,264.76**
Total Liabilities	**$323,216.94**
Equity	
Opening Balance Equity	-47,884.50
Partner Distributions - James	0.00
Partner Distributions - Nic	-80,780.00
Partner Distributions - Patrick	-101,987.00
Retained Earnings	-462,655.47
Seed Investment	500,000.00
Suspense	0.00
Net Income	-11,015.94
Total Equity	**$ -204,322.91**
TOTAL LIABILITIES AND EQUITY	**$118,894.03**

Pixilated

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	373.55
Self-Service Income	
Daily Shippable Rentals	83,128.05
Hardware Sales	78,792.14
Software Licensing Income	70,857.50
Software Customization	28,800.00
Total Software Licensing Income	**99,657.50**
Total Self-Service Income	**261,577.69**
Staffed Photobooth Rental Income	450.00
Discounts	-60,600.77
Production Events	339,389.00
Upgrade / Add-on	77,469.00
Total Production Events	**416,858.00**
Refunds-Allowances	-5,067.02
Standard Events	115,110.00
Upgrade / Add-on	26,720.00
Total Standard Events	**141,830.00**
Total Staffed Photobooth Rental Income	**493,470.21**
Total Income	**$755,421.45**
Cost of Goods Sold	
Fee	1,15 .37
Cost of Goods Sold	260.53
Purchases - COS	1,874.00
Subcontractors - COS	79,043.29
Supplies & Materials - COGS	42,921.25
Total Cost of Goods Sold	**$125,255.44**
GROSS PROFIT	**$630,166.01**
Expenses	
Advertising	38,917.35
Auto	2,695.01
Bank Charges	2,260.28
Computer Expense	15,726.39
Conference	1,452.50
Depreciation Expense	13,008.00
Hardware Equipment Purchases	
Hardware for R&D/Prototyping	3,992.40
Hardware for Rentals	22,846.49
Total Hardware Equipment Purchases	**26,838.89**
In urance	10,624.47
Health Insurance	50,269.37
Total Insurance	**60,893.84**

	TOTAL
Interest Expense	30,352.65
Job Materials	234.80
Legal & Professional Fees	18,059.00
Meals and Entertainment	10,294.73
Offi e E penses	9,0 4 91
Other General and Admin Expenses	77.00
Parking and Tolls	3,040.18
Payroll Expenses	121.20
Company Contributions	
Health Insurance	7,849 81
Total Company Contributions	**7,849.81**
Taxes	23,242.70
Wages	253,171.76
Total Payroll Expenses	**284,385.47**
QuickBooks Payments Fees	15,004.17
Reimbursements	3,088.93
Rent or Lease	20,048.12
Repair & Maintenance	54.27
Shipping and delivery expense	6,016.50
Software Development	11,504.57
Subcontractors	5,694.92
Supplies	18,073.79
Taxes & Licenses	1,066.89
elephone	1 ,229.17
Travel	19,550.19
Travel Meals	318.56
Total Travel	**19,868.75**
Utilities	7,170 87
Total Expenses	**$641,081.95**
NET OPERATING INCOME	**$ -10,915.94**
Other Income	
Other Ordinary Income	0.00
Total Other Income	**$0.00**
Other Expenses	
Penalties & Settlements	100.00
Total Other Expenses	**$100.00**
NET OTHER INCOME	**$ -100.00**
NET INCOME	**$ -11,015.94**

Pixilated

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-11,015.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	20,494.02
Accumulated Depreciation	13,008.00
Amex	-9,495.41
Southwest Credit Card:B Hope - Southwest CC	0.00
Southwest Credit Card:B. KURTZMAN - Southwest CC	0.00
Southwest Credit Card:IAN KESSLER- Southwest CC	0.00
Southwest Credit Card:K. JOLIE - Southwest CC	0.00
Southwest Credit Card:M. WILLIAMS - Southwest CC	0.00
Southwest Credit Card:O HAMPTON - Southwest CC	0.00
Southwest Credit Card:P. RIFE - Southwest CC	-10,837.40
Comptroller of Maryland Payable	-376.37
Direct Deposit Payable	0.00
Office of Tax and Revenue Payable	-358.01
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	259.26
Payroll Liabilities:MD Income Tax	0.00
Payroll Liabilities:MD Unemployment Tax	-150.55
Payroll Liabilities:UHC	145.20
Payroll Liabilities:UHC Dental	1,443.71
Payroll Liabilities:United Healthcare	8,981.61
Pennsylvania Payable	-56.70
Virginia Department of Taxation Payable	-122.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,935.34**
Net cash provided by operating activities	**$11,919.40**
FINANCING ACTIVITIES	
Crowd Funding	54,081.11
Express - TD Loan - 374.10	-3,578.88
Fundation Loan	-43,244.53
Howard Bank erm Loan	8,983 87
Kabbage Loan	45,250.00
Loan - Rife	50,000.00
Loan Outback $424.37	-3,521.81

	TOTAL
Traverse BOA Loan 583.05	-5,550.07
Partner Distributions - Nic	62,275.00
Partner Distributions - Patrick	44,068.00
Retained Earnings	-289,110.00
Suspense	0 00
Net cash provided by financing activities	**$ -98,315.05**
NET CASH INCREASE FOR PERIOD	**$ -86,395.65**
Cash at beginning of period	127,987.11
CASH AT END OF PERIOD	**$41,591.46**

Pixilated LLC
Balance Sheet
As of December 31, 2017
(unaudited)

	Total
ASSETS	
Current Assets	
Total Bank Accounts	$ 127,950.46
Total Accounts Receivable	70,267.20
Other Current Assets	
Undeposited Funds	1,204.65
Total Current Assets	**199,422.31**
Fixed Assets	
Accumulated Depreciation	(51,058.00)
Fixed Assets	5,094.00
Vehicles	85,793.15
Total Fixed Assets	**39,829.15**
TOTAL ASSETS	**$ 239,251.46**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$ 59,523.62
Current Portion of Long Term Debt	25,578.24
Total Current Liabilities	**85,101.86**
Long-Term Liabilities	
Total Long-Term Liabilities	189,812.81
Total Liabilities	**274,914.67**
Equity	
Total Equity	(10,084.97)
TOTAL LIABILITIES AND EQUITY	**$ 264,829.70**

Vehicle loan - $19,783.70 requiring monthly installments of $424.37, including interest at 8.64 %, due in Oct 2022, secured by the respective vehicle.

Vehicle loan - $32,653.12 requiring monthly installments of $538.05, including interest at 4.39 %, due in April 2023, secured by the respective vehicle.

Vehicle loan - $20,124.12 requiring monthly installments of $374.10, including interest at 5.04 %, due in Jan 2023, secured by the respective vehicle.

Term Loan Howard Bank $17,233.87 requiring monthly installments of $ 750.00, including interest at 6.75%, due Nov 2019.

The company has available a line of credit from Howard Bank in the amount of $50,000 to finance working capital needs. There was a $0 outstanding balance as of December 31, 2017.

Term Loan Fundation $100,000 requiring monthly installments of $2,314.04, including interest at 10.49%, due Jan 2020.

Pixilated LLC
Profit and Loss
January - December 2017
(unaudited)

	Total
Total Income	$ 694,505.15
Total Cost of Goods Sold	194,878.08
Gross Profit	**499,627.07**
Expenses	
Advertising	54,243.37
Auto	2,484.68
Bank Charges	2,652.74
Cleaning Expense	400.00
Commissions & fees	4,984.18
Computer Expense	23,929.64
Depreciation Expense	21,695.00
Dues & Subscriptions	607.99
Equipment Rental	726.48
Guaranteed Payments	154,110.00
Total Insurance	49,057.78
Interest Expense	10,648.18
Job Materials	330.39
Legal & Professional Fees	28,140.72
Meals and Entertainment	17,872.04
Office Expenses	9,650.12
Other General and Admin Expenses	307.00
Parking and Tolls	3,542.50
Payroll Expenses	1,994.27
Total Company Contributions	7,044.72
Taxes	29,926.91
Wages	366,415.35
QuickBooks Payments Fees	15,565.87
Reimbursements	8,214.68
Rent or Lease	21,907.05
Repair & Maintenance	21.72
Shipping and delivery expense	957.91
Software Development	7,650.54
Subcontractors	8,879.50
Supplies	22,277.42
Taxes & Licenses	808.90
Telephone	14,709.20
Travel	22,343.78
Travel Meals	262.35
Utilities	9,403.68
Total Expenses	**923,766.66**
Net Operating Income	**(424,139.59)**
Net Other Income	(204.91)
Net Income	**(424,344.50)**

Pixilated LLC
Statement of Cash Flows
January - December 2017
(unaudited)

	Total
OPERATING ACTIVITIES	
Net Income	-424,344.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-29,348.63
Accumulated Depreciation	7,733.00
Accounts Payable (A/P)	0.00
Amex	12,297.88
Southwest Credit Card:P. RIFE - Southwest CC	44,439.51
Comptroller of Maryland Payable	-486.86
Direct Deposit Payable	0.00
Office of Tax and Revenue Payable	147.01
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-439.31
Payroll Liabilities:MD Income Tax	0.00
Payroll Liabilities:MD Unemployment Tax	-1,049.81
Payroll Liabilities:UHC Dental	0.00
Payroll Liabilities:United Healthcare	0.00
Pennsylvania Payable	-564.38
Virginia Department of Taxation Payable	-28.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 32,699.76
Net cash provided by operating activities	-$ 391,644.74
INVESTING ACTIVITIES	
Fixed Assets	-5,094.00
Net cash provided by investing activities	-$ 5,094.00
FINANCING ACTIVITIES	
Express - TD Loan - 374.10	-3,012.10
Fundation Loan	100,000.00
Howard Bank - Line of credit	-50,000.00
Howard Bank - Term Loan	-9,016.13
Loan Outback $424.37	-3,229.44
Traverse BOA Loan 583.05	-5,458.99
Partner Distributions - James	0.00
Partner Distributions - Nic	75,000.00
Partner Distributions - Patrick	78,000.00
Retained Earnings	-153,960.96
Seed Investment	390,000.00
Suspense	0.00
Net cash provided by financing activities	$ 418,322.38
Net cash increase for period	$ 21,583.64
Cash at beginning of period	107,571.47
Cash at end of period	$ 129,155.11